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:E COMMISSION
. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 46325

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/13 (MM/DD/YY) AND ENDING 12/31/13 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: NGAM Distribution, L.P.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

399 Boylston Street
(No. and Street)

Boston	MA	02116
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Anthony Loureiro 617-449-2828
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers LLP
(Name – *if individual, state last, first, middle name*)

125 High Street	Boston	MA	02110
(Address)	(City)	(State)	(Zip Code)

RECEIVED
FEB 27 2014
191
Mail Processing Section

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CM

DD 3/14/15

OATH OR AFFIRMATION

I, Beatriz Pina Smith, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of NGAM Distribution, L.P., as of December 31, 20 13, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Chief Financial Officer

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

NGAM Distribution, L.P.

(A wholly-owned subsidiary of Natixis Global Asset Management, L.P.

(SEC File Number 8-46325)

Financial Statements

December 31, 2013

pwc

NGAM Distribution, L.P.

(A wholly-owned subsidiary of Natixis Global Asset Management, L.P.)

(SEC File Number 8-46325)

Financial Statements

December 31, 2013

NATIXIS
GLOBAL ASSET MANAGEMENT

February 26, 2014

Securities and Exchange Commission
Registrations Branch
Mail Stop 8031
100 F Street NE
Washington, DC 20549

Re: NGAM Distribution, L.P. (SEC# 8-46325)

Dear Sir or Madam:

On behalf of the Partnership, please find enclosed two copies of the audited financial statements dated December 31, 2013 for NGAM Distribution, L.P. along with the appropriate Form X-17A-5 Part III facing page.

If you have any questions regarding this filing please feel free to contact me at (617) 449-2851.

Sincerely,

Scott Durocher
Compliance Department

NGAM Distribution, L.P.
(A wholly-owned subsidiary of Natixis Global Asset Management, L.P.)
Index
December 31, 2013

pwc

Independent Auditor's Report

To the Partners of NGAM Distribution, L.P:

We have audited the accompanying financial statements of NGAM Distribution, L.P., which comprise the statement of financial condition as of December 31, 2013, and the related statement of operations, statement of changes in partners' capital and statement of cash flows for the year then ended.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on the financial statements based on our audits. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on our judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, we consider internal control relevant to the Company's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of NGAM Distribution, L.P. at December 31, 2013, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

pwc

Other Matters

Our audit was conducted for the purpose of forming an opinion on the financial statements taken as a whole. The supplementary information contained in schedule I on page 14 is presented for the purpose of additional analysis and is not a required part of the financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. The information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or the financial statements themselves and other additional procedures, in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information is fairly stated, in all material respects, in relation to financial statements taken as a whole.

PricewaterhouseCoopers LLP

Boston, Massachusetts
February 25, 2014

NGAM Distribution, L.P.
(A wholly-owned subsidiary of Natixis Global Asset Management, L.P.)
Statement of Financial Condition
December 31, 2013

(in thousands of dollars)

Assets		
Cash and cash equivalents	$	39,792
Accounts receivable, affiliates		1,824
Accounts receivable, other		40
Deferred commissions, net of accumulated amortization of $152,666		5,574
Prepaid expenses		208
Total assets	$	47,438
Liabilities and Partners' Capital		
Liabilities		
Accrued service and distribution fees/other distribution costs	$	34,080
Accounts payable, other		35
Accounts payable, affiliates		9
Total liabilities		34,124
Partners' capital		
Limited partner		13,181
General partner		133
Total partners' capital		13,314
Total liabilities and partners' capital	$	47,438

The accompanying notes are an integral part of the financial statements.

NGAM Distribution, L.P.
(A wholly-owned subsidiary of Natixis Global Asset Management, L.P.)
Statement of Operations
Year Ended December 31, 2013

(in thousands of dollars)

Revenues	
Service and distribution fees	$ 158,225
Less: Service and distribution fees reallowed to broker dealers and service providers	(148,037)
Net service and distribution fees	10,188
Commission income	10,204
Less: Commission expense reallowed to broker dealers and service providers	(8,914)
Net commission income	1,290
Fee income from affiliates (Note 3)	2,702
Other income	1,228
Dividend income	15
Total revenues, net	15,423
Expenses	
Distribution costs	32,065
Variable compensation	28,094
Other operating costs	521
Total expenses	60,680
Net loss	$ (45,257)

The accompanying notes are an integral part of the financial statements.

NGAM Distribution, L.P.

(A wholly-owned subsidiary of Natixis Global Asset Management, L.P.)

Statement of Changes in Partners' Capital
Year Ended December 31, 2013

(in thousands of dollars)

	General Partner	Limited Partner	Total
Balances at December 31, 2012	$ 148	$ 14,623	$ 14,771
Net loss	(453)	(44,804)	(45,257)
Capital contributions	438	43,362	43,800
Balances at December 31, 2013	$ 133	$ 13,181	$ 13,314

The accompanying notes are an integral part of the financial statements.

NGAM Distribution, L.P.
(A wholly-owned subsidiary of Natixis Global Asset Management, L.P.)
Statement of Cash Flows
Year Ended December 31, 2013

(in thousands of dollars)

Cash flow provided by (used in) operating activities		
Net loss	$	(45,257)
Adjustments to reconcile net income to net cash used for operating activities		
Changes in assets and liabilities		
Increase in accounts receivable, affiliate		(93)
Increase in accounts receivable, other		(3)
Increase in deferred commissions		(101)
Increase in prepaid expenses		(1)
Increase in accrued service and distribution fees/other distribution costs		441
Increase in accounts payable, affiliates		9
Decrease in accounts payable, other		(2)
Net cash used by operating activities		(45,007)
Cash flows provided by (used in) financing activities		
Capital contributions		43,800
Net cash provided in financing activities		43,800
Net decrease in cash and cash equivalents		(1,207)
Cash and cash equivalents, at beginning of year		40,999
Cash and cash equivalents, at end of year	$	39,792

The accompanying notes are an integral part of the financial statements.

(in thousands of dollars)

1. Organization and Summary of Significant Accounting Policies

Organization

NGAM Distribution, L.P. (the "Distributor" or the "Company") is the distributor for Natixis Funds, Loomis Sayles Funds, Hansberger International Series and the Aurora Horizons Fund (collectively, the "Mutual Funds," as described below), and a registered broker-dealer with the United States Securities Exchange Commission (the "SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"). Natixis Distribution Corporation, which is a wholly-owned subsidiary of Natixis Global Asset Management Holdings, LLC, is the General Partner and has a 1% ownership interest in the Distributor. The remaining 99% ownership interest is held by Natixis Global Asset Management, L.P. (the "Operating Partnership" or the "Parent") as the Limited Partner.

NGAM Distribution, L.P. and Natixis Global Asset Management Holdings, LLC are wholly owned by Natixis Global Asset Management, L.P. ("NGAM, L.P.") which is wholly owned by Natixis U.S. Holdings, Inc. ("NUSHI").

NGAM, L.P. is part of Natixis Global Asset Management SA ("NGAM"), an international asset management group based in Paris, France, that is owned by Natixis SA ("Natixis"), a French investment banking and financial services firm. Natixis owns 100% of NUSHI through its 15% direct ownership interest and 85% indirect ownership interest via other wholly-owned affiliates, including Natixis Global Asset Management SA. Natixis is principally owned by BPCE, France's second largest banking group. The remaining approximately 28% of Natixis is publicly owned, with shares listed on the Euronext exchange in Paris. BPCE is owned by banks comprising two autonomous and complementary retail banking networks consisting of the Caisse d'Epargne regional savings banks and the Banque Populaire regional cooperative banks.

The Natixis Funds consist of 29 open-end registered investment companies or mutual funds, which offer a combination of Class A, C, Y, Admin and N shares for sale to the public. The funds are distributed principally within the United States. The share classes are distinguished by the amount and timing of sales charges and distribution fees paid by the shareholder or mutual fund.

The Loomis Sayles Funds consist of 9 open-end registered investment companies or mutual funds, which offer a combination of Retail, Administrative, Institutional and N class shares for sale to the public. The funds are distributed principally within the United States. The share classes are distinguished by the amount of distribution fees paid by the shareholder or mutual fund.

The Hansberger International Series consist of 1 open-ended registered investment company sponsored by Hansberger Global Investors, Inc. and is distributed principally within the United States.

The Aurora Horizons Fund is an open-end registered investment company or mutual fund, which offers a combination of Class A, C and Y shares for sale to the public. The funds are distributed principally within the United States. The share classes are distinguished by the amount of distribution fees paid by the shareholder or mutual fund.

Service and distribution fees earned by the Distributor are based on a percentage of Fund net assets; as a result the Distributor's revenues may fluctuate based on the performance of the funds.

(in thousands of dollars)

The Company also acts as a marketing agent for affiliated advisors in the following products: Separate Accounts; Institutional Money Management; Mutual Funds; Variable Annuities and Variable Life products. The Distributor earns a referral fee for this activity.

2. Significant Accounting Policies

Cash and Cash Equivalents

Cash and cash equivalents consist of a money market mutual fund (sponsored by a related party and held in the name of the Distributor, see Note 3 and Note 4) and amounts held at a nationally chartered bank, each with original maturities of 90 days or less, and readily convertible to known amounts of cash.

The Company may be exposed to concentrations of credit risk regarding its cash and cash equivalents. The Company maintains its cash balances with a depository institution in amounts which may exceed the insurance limits of the Federal Deposit Insurance Corporation ("FDIC"). The Company is subject to credit risk should this financial institution be unable to fulfill its obligation. Management has performed an assessment of its relationship and believes that its credit risk is limited.

Accounts Receivable

Accounts receivable primarily consists of receivables due from affiliates which are generally settled quarterly. On a periodic basis, the Distributor evaluates its accounts receivable for collectibility, and if necessary, establishes an allowance for doubtful accounts based on past experience and current credit conditions. Based on management's review of accounts receivable, no allowance for doubtful accounts is considered necessary as amounts due are based on contractual arrangements and collectibility is reasonably assured.

Deferred Commissions

Deferred commissions are advance commissions paid to third party brokers, as a stated percentage, on certain Class C Mutual Fund sales. The deferred commissions are amortized and recognized as contra revenue over a one-year period from payment to match the 12b-1 revenue earned by the Distributor. These assets are presented net of amortization in the statement of financial condition.

Prepaid Expenses

Prepaid expenses consist of payments that were made in advance for licenses, insurance and miscellaneous fees. Accordingly, such amounts are amortized over the period of use.

Accrued Service and Distribution Fees/Other Distribution Costs

Accrued service and distribution fees consist of brokers' service and distribution fees that are incurred based on a percentage of a mutual fund's average net assets. Accrued other distribution costs are payments due to broker dealers based on contractual rates. This also consists of accrued commissions on Class C shares.

Accounts Payable

Accounts payable consist primarily of payments due to third parties.

(in thousands of dollars)

Service and Distribution Fees and Expenses
Service and distribution fees are earned by the Distributor as a percentage of a fund's average daily net assets and are then paid to the broker dealer and/or service provider of record. Service and distribution fees earned on Class A, B, C and Admin mutual fund shares are presented gross less the amounts reallowed to broker dealers and service providers in the statement of operations.

Net Commission Income
Commissions are earned on the sale of certain Class A mutual fund shares. Based on the fund's prospectus a percentage is paid to the selling broker dealer. Commission income earned on sales of certain Class A mutual fund shares are presented gross less amounts reallowed to broker dealers and service providers.

Federal Income Taxes
As the Distributor is a partnership, taxable income or loss is reported by the limited and general partners on their individual income tax returns and as a result, the Distributor has concluded that no provisions for income tax are required. However, the Distributor's conclusions regarding tax positions taken may be subject to review and adjustment at a later date based on factors including, but not limited to, new tax laws and accounting regulations and interpretations thereof.

In the normal course of business, the Distributor is subject to examination by federal, state, local and foreign jurisdictions, where applicable. As of December 31, 2013, the tax years subject to examination under the statute of limitations is from the year 2010 forward. The Distributor has not recognized any interest or penalties related to uncertain tax positions in the statement of financial condition and statement of operations.

Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

3. Transactions With Related Parties

The Distributor receives certain fees from Loomis, Sayles & Company, L.P., AlphaSimplex Group LLC., Gateway Advisers LLC, AEW Capital Management, L.P., Vaughan Nelson Investment Management, Caspian Private Equity, and McDonnell Investment Management, all subsidiaries of the Parent for referral fees. These fees totaled $1,701, $225, $650, $88, $7, $29, and $3, respectively, during 2013. Referral fees earned by the Distributor are based on a percentage of affiliate revenue, which is based on assets under management; as a result, the Distributor's revenue may fluctuate based on the performance of financial markets.

The Distributor is reimbursed for revenue sharing payments made to broker dealers from Loomis, Sayles & Company, L.P., Gateway Advisors, LLC and Hansberger Global Investors, Inc. with respect to certain mutual funds. These fees totaled $6,080, $2,162 and $240, respectively, during 2013 and are presented within the service and distribution fees on the statement of operations. Revenue sharing payments are made to certain broker dealers for other distribution activities, such as marketing and educational programs in excess of 12b-1 payments.

(in thousands of dollars)

The Distributor entered into an expense agreement effective January 1, 2003, amended September 30, 2013, which stipulates that, NGAM Advisors, L.P., a subsidiary of the Parent, will bear certain expenses of the Distributor. Expenses include, but are not limited to: salary and benefits, occupancy and equipment, distribution costs including travel, meals and entertainment, seminars, promotions, research and fulfillment, system and telecommunications, professional fees including certain audit fees, legal and consulting fees and other operating expenses. These costs exclude service and distribution fees, other distribution costs and commission expense presented in the statement of operations.

The Distributor invests in the Reich & Tang Institutional Daily Income Fund; a fund managed and offered by an affiliate, which pays dividends at a floating rate (.05% as of December 31, 2013). Total dividend income earned on this investment during 2013 was $15. The value of this investment is $23,844 at December 31, 2013.

All intercompany transactions are charged or credited through intercompany accounts and settled in the normal course of business. Such transactions may not be the same as those which would otherwise exist or result from agreements and transactions among unaffiliated third parties.

4. Valuation

In accordance with accounting standards related to fair value measurement and disclosures, the Distributor has categorized the inputs utilized in determining the value of its assets and liabilities. The fair value hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). An asset or liability's level in the fair value hierarchy is based on the lowest level of input that is significant to the fair value measurement.

The various inputs that may be used to determine the value of the Distributor's investments are summarized in three broad levels. The inputs of methodologies used for valuing securities are not necessarily an indication of the risk associated with investing in those securities:

Level 1 Unadjusted quoted prices in active markets for identical assets or liabilities that the company has the ability to access;

Level 2 Observable inputs other than quoted prices included in Level 1 that are observable for the asset or liability either directly or indirectly. These inputs may include quoted prices for the identical instrument on an inactive market, prices for similar instruments, interest rates, prepayment speeds, credit risk, and similar data;

Level 3 Unobservable inputs for the asset or liability to the extent that relevant observable inputs are not available (including the Distributor's own assumptions used to determine the fair value of measurements).

(in thousands of dollars)

The following table summarizes the fair value of the Distributor's investments as of December 31, 2013, based on the inputs used to value them:

Valuation Inputs	Investments in Securities
Level 1 - Quoted prices	$ 23,844
Level 2 - Other significant observable inputs	-
Level 3 - Significant unobservable inputs	-
	$ 23,844

The Distributor recognizes transfers into and out of the levels of the fair value hierarchy at the end of the reporting period. There were no transfers into or out of the levels of the fair value hierarchy from the prior year reporting period. Mutual Fund investments are recorded at fair value, valued at the end of day, published net assets values (representing the value at which shares of the respective fund may be purchased or redeemed on the open market) times the number of fund shares.

5. Partners' Capital

The Distributor had contributions from the Parent and the General Partner amounting to $43,800 during 2013. The Parent has provided a written commitment to the Distributor to support its operating and regulatory capital requirements.

6. Net Capital Requirement

The Distributor is subject to the Securities and Exchange Commission's (SEC's) Uniform Net Capital Rule 15c3-1 which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. The Distributor is a nonclearing broker and does not carry customers' accounts on its books. At December 31, 2013, the Distributor had net capital of $5,191, which was $2,916 in excess of its required net capital of $2,275. The Distributor's net capital ratio was 6.57 to 1.

The Distributor claims exemption from Rule 15c3-3, under paragraph (k)(2)(i). Because of this exemption, the Distributor has not included the schedules, *Computation for Determination of Reserve Requirements Under Rule 15c3-3*, or *Information for Possession or Control Requirements Under Rule 15c3-3*.

7. Variable Compensation

The Distributor has variable compensation plans that award cash payments to certain employees, which are generally dependent upon sales and assets under management. Variable compensation expense amounted to $28,094 during 2013.

(in thousands of dollars)

8. Commitments and Contingencies

In the normal course of business, the Distributor may enter into contracts and agreements that contain a variety of representations and warranties, which provide general indemnifications. The maximum exposure to the Distributor under these arrangements is unknown, as this would involve future claims that may be against the Distributor that have not yet occurred. However, based on experience, the Distributor expects the risks of loss to be remote.

9. Subsequent Events

Management has evaluated the events and transactions that have occurred through February 25, 2014, the date the financial statements were issued, and noted no items requiring adjustment of the financial statements or additional disclosures.

NGAM Distribution, L.P.
(A wholly-owned subsidiary of Natixis Global Asset Management, L.P.)
Supplementary Information
Pursuant of Rule 17a-5 of the Securities Exchange Act of 1934
December 31, 2013

The accompanying Schedule I is prepared in accordance with the requirements and general format of FOCUS Form X-17a-5.

NGAM Distribution, L.P.

(A wholly-owned subsidiary of Natixis Global Asset Management, L.P.)

Supplementary Schedule I

Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission as of December 31, 2013

(in thousands of dollars)

Net Capital		
Total partners' capital	$	13,314
Deductions		
Nonallowable assets included in Statement of Financial Condition		
Accounts receivable, affiliates		1,824
Accounts receivable, other		40
Deferred commission		5,574
Prepaid expenses		208
Net capital before haircuts on securities positions (tentative net capital)		5,668
Haircuts on securities (2%)		477
Net capital		5,191
Aggregate Indebtedness		
Total liabilities or aggregate indebtedness		34,124
Computation of Basic Net Capital Requirement		
Minimum net capital required (greater of 6 2/3% of aggregate indebtedness or $25)		2,275
Net capital in excess of requirement	$	2,916
Ratio of aggregate indebtedness to net capital		6.57:1

Statement pursuant to paragraph (d) (4) of Rule 17a-5

There are no material differences between this computation of net capital and that included in the Distributor's unaudited December 31, 2013 FOCUS report.

pwc

Report of Independent Auditors on Internal Control Required By SEC Rule 17a-5(g)(1)

To the Partners of NGAM Distribution, L.P:

In planning and performing our audit of the financial statements of NGAM Distribution, L.P.(the "Company") as of and for the year ended December 31, 2013, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by the Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to the customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

pwc

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not to be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2013 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, Financial Industry Regulator Authority ("FINRA"), and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

PricewaterhouseCoopers LLP

Boston, Massachusetts
February 25, 2014